                                             1934 Act Registration No. 000-50826

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2006

                              KONGZHONG CORPORATION
                 (Translation of registrant's name into English)

                 35/F, TENGDA PLAZA, NO. 168 XIZHIMENWAI STREET
                              BEIJING, CHINA 100044
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                  -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):     )
                                                    -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):     )
                                                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes          No  X
                                -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-           .)
                                                -----------

================================================================================

                                    EXHIBITS

Exhibit Number                                                            Page
--------------
1.1                  Press Release, dated May 18, 2006                       4


                           FORWARD-LOOKING STATEMENTS

     The Press Releases of KongZhong Corporation (the "Company"), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company's ability to successfully execute its business strategies.

     Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  KONGZHONG CORPORATION


Date: May 18, 2006
                                                  By: /s/ JP Gan
                                                     ---------------------------
                                                  Name:  JP Gan
                                                  Title: Chief Financial Officer

                                                                     Exhibit 1.1

  KONGZHONG CORPORATION REPORTS FIRST QUARTER 2006 UNAUDITED FINANCIAL RESULTS
            -- NET INCOME UP 46% YEAR-OVER-YEAR AND 37% SEQUENTIALLY

          Beijing, China, May 18, 2006 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and the operator of a leading wireless internet portal in China, today announced its unaudited first quarter 2006 financial results.



          FIRST QUARTER 2006 FINANCIAL HIGHLIGHTS:

* Total revenues in the first quarter of 2006 grew 64% year-over-year and 26% sequentially to a new record of $27.91 million, exceeding the high end of the Company's first quarter revenue guidance of $24 to $25 million. Since inception, the Company has grown its revenues every quarter for 15 consecutive quarters.

(ENVELOPE SYMBOL)    2.5G wireless value added services (WVAS) revenue increased
                     31% year-over-year and grew 21% sequentially to $17.88 million.

(ENVELOPE SYMBOL)    2G revenue grew 208% year-over-year and 36% sequentially to approximately $10.0 million.

(ENVELOPE SYMBOL)    US GAAP net income grew 46% year-over-year and 37%
                     sequentially to a new record of $8.61 million. Diluted earnings per ADS in the first quarter were $0.24, exceeding the high end of the Company's first quarter guidance of $0.21 to $0.22 which did not include the share-based compensation cost.

(ENVELOPE SYMBOL)    Non-GAAP income was $7.88 million in the first quarter of
                     2006, a 31% increase from same period last year and a 24% increase from the fourth quarter of 2005. Non-GAAP diluted earnings per ADS were $0.22. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled "Non-GAAP Financial
                     Measures".

          Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very pleased with our record-breaking first quarter 2006 financial results. Our revenue growth momentum continued and we were able to increase our earnings substantially in the first quarter. We believe we have surpassed some of our industry peers to become the clear No. 2 player in terms of revenue in the Chinese WVAS industry. In addition to having sustained our leadership position in the 2.5G space, with our acquisition of Sharp Edge, we have gained significant market share in the overall WVAS market and have become a top WVAS provider at China Telecom and China Netcom. For the remainder of 2006, we will continue to invest in our wireless internet portal business and the KongZhong brand to create long-term competitive advantages."

          JP Gan, KongZhong's Chief Financial Officer, added, "Our strong first quarter performance is a result of the increasing popularity of WVAS among consumers, our strong execution capability, and effective diversified growth strategy. We are particularly pleased that our net profit was up 37% sequentially this quarter to reach a new record while we continue to invest in product development, sales and marketing infrastructure as well as new business initiatives for the future. We are very encouraged by our improved market position and strengthening business, and are excited about China's wireless internet opportunity in the long run."

          BUSINESS HIGHLIGHTS:

o The Company believes it continues to be the leader in China in terms of revenue from 2.5G services, including wireless application protocol (WAP), multi-media messaging service (MMS), and Java platforms, based on the public disclosure of industry peers and our market analysis.

o The acquisition of Sharp Edge Group Limited ("Sharp Edge") was completed on January 28, 2006. After this acquisition, the Company believes that it has become one of the leading WVAS providers at China Telecom and China Netcom in terms of revenue based on our market analysis.

o The Company has re-organized its businesses into two major lines -- wireless value added services (WVAS) and wireless internet portal (WIP).

o Agreements have been signed with Nokia to exclusively provide flash content to Nokia's customers in Mainland China and to embed KongZhong's in-house developed game "Reincarnation" that utilizes the Symbian operating system in some of Nokia's handset models.

o    The Company changed its main wireless internet portal URL to "Kong.net".

         FINANCIAL RESULTS:

         (Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)



         Revenues

         Total revenue for the quarter increased 26% from the fourth quarter of 2005 and 64% from the same quarter of 2005 to reach a new record of $27.91 million. Revenue from 2.5G WVAS accounted for 64% of total revenues and revenue from 2G service represented the remaining 36%.



         Revenue from 2.5G services, which include services delivered using WAP, MMS, and Java technologies, grew 31% from the same period in 2005 and 21% from the fourth quarter of 2005 to $17.88 million. WAP revenue in the first quarter of 2006 was $8.84 million, a decrease of 14% from the first quarter of 2005, but an increase of 2% from the fourth quarter of 2005. The year-over-year decline in WAP revenue was mainly caused by a new policy that was introduced by China Mobile in April 2005 pursuant to which WAP subscriptions that have not been active for eight months are automatically cancelled. The 2% increase in WAP revenue is a result of higher customer demand during the Chinese New Year and increased promotion through handset manufacturers and traditional media during the quarter. The Company's WAP, however, is facing more intensive competition on multiple fronts.



         MMS revenue in the first quarter of 2006 was $7.90 million, an increase of 156% from the same period of 2005, and an increase of 60% from the fourth quarter of 2005. The sequential growth in MMS resulted from higher customer demand during the Chinese New Year and increased promotion through handset manufacturers and traditional media. Java revenue in the first quarter was $1.14 million, a 218% increase from the first quarter of 2005 but a 2% decrease sequentially.



         Revenue from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 208% year-over-year and 36% quarter-over-quarter to $10.0 million in the first quarter of 2006. Growth in 2G revenue is driven by SMS and the acquisition of Sharp Edge. SMS revenue in the first quarter of 2006 was $8.16 million, which was 301% higher than the same period of 2005 and 46% higher than the previous quarter. The strong growth in SMS revenue is because of higher customer demand during the Chinese New Year, increased promotion through handset manufacturers and traditional media, and the acquisition of Sharp Edge.



         IVR revenue in the first quarter 2006 was $1.18 million, a 4% increase year-over-year, but a 10% decline sequentially. CRBT revenue grew by 783% year-over-year, and 50% sequentially to $0.66 million in the first quarter of 2006. The table below sets fourth the revenue breakdown by technology platforms.

-------------------------------------------------------------------------------------------
                                 1Q05         2Q05         3Q05         Q405         Q106
-------------------------------------------------------------------------------------------
        2.5G:                     80%          74%          71%          67%          64%
-------------------------------------------------------------------------------------------
          WAP                     60%          53%          47%          40%          32%
-------------------------------------------------------------------------------------------
          MMS                     18%          18%          19%          22%          28%
-------------------------------------------------------------------------------------------
          Java                     2%           3%           5%           5%           4%
-------------------------------------------------------------------------------------------
        2G:                       20%          26%          29%          33%          36%
-------------------------------------------------------------------------------------------
          SMS                     12%          17%          20%          25%          29%
-------------------------------------------------------------------------------------------
          IVR                      7%           7%           7%           6%           4%
-------------------------------------------------------------------------------------------
          CRBT and others          1%           2%           2%           2%           3%
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
        Total                    100%         100%         100%         100%         100%
-------------------------------------------------------------------------------------------



          The Company continues to make progress in diversifying operator relationships. Total revenues from the customers of China Unicom, China Telecom, and China Netcom accounted for approximately 9% of the total first quarter revenues, compared to 7% in the fourth quarter of 2005.


          Expenses

          The cost of revenue in the first quarter of 2006 totaled $11.75 million, an increase of 88% from the first quarter of 2005 and 15% from the fourth quarter of 2005, and represented 42% of total revenues. The sequential increase in cost of revenues was lower than the growth in revenue resulting in improved gross margin of 58%, compared to 54% in the previous quarter. The improved gross margin is primarily attributed to lower transmission fees paid to the telecommunication operators.

Total operating expenses in the first quarter of 2006 were $9.23 million, an increase of 73% year-over-year and 48% quarter-over-quarter. The increase in operating expenses is primarily due to higher compensation expense and WVAS related marketing expense. To stay competitive in the labor market and reward its staff for its excellent performance, the Company increased the overall salary level and accrued higher incentive bonuses to non-executive staff during the quarter.

Starting in the first quarter of 2006, the Company adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), "Share-Based Payment", to account for share based compensation. Higher headcount including employees of Sharp Edge and the adoption of SFAS 123R contributed to higher operating expenses. Share based compensation expense was $0.35 million in the first quarter of 2006. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, the Company no longer report share-based compensation cost as a separate line item starting in the first quarter of 2006. In the current quarter, 25% of the share based compensation cost was recorded in product development expense, 23% in sales and marketing, and 52% in general and administrative.


     Product development expense increased by 25% quarter-over-quarter and represented 12% of revenue. Sales and marketing expense increased by 82% quarter-over-quarter and represented 12% of revenue. The Company increased its marketing and promotional efforts related to the WVAS business during the quarter.



     The wireless internet portal business had over 130 employees as of March 31, 2006. Total cost associated to the Company's wireless internet portal business was approximately $1.0 million during the first quarter of 2006, mostly in product development. The Company did not launch any major marketing campaign for its wireless internet portal or corporate brand and incurred limited marketing expense related to the wireless internet portal business.



     General and administrative expenses increased by 47% from the fourth quarter of 2005 and represented 9% of revenue. The increase in general and administrative expenses was due to the increased share-based compensation and business taxes.



     The Company's headcount increased by 13% from 855 at the end of the fourth quarter of 2005 to 963 as of March 31, 2006, including Sharp Edge's 138 employees.



     Earnings

     US GAAP net income totaled $8.61 million in the first quarter of 2006, an increase of 46% from the same period of last year and an increase of 37% from the fourth quarter of 2005. An investment gain of $1.24 million from the sale of the Company's shares in eFriendsNet Entertainment Corp.'s was recorded during the quarter.



     Diluted US GAAP earnings per ADS were $0.24 for the first quarter, up from $0.17 in the previous quarter.

     Non-GAAP income in the first quarter 2006 was $7.88 million, a 31% increase from the same period in 2005 and a 24% increase from the previous quarter. Diluted Non-GAAP income per ADS was $0.22, up from $0.18 in the fourth quarter of 2005.



     Balance Sheet and Cash Flow

     At the end of the quarter, the Company had $117.04 million in cash and cash equivalents. Cash flow from operating activities totaled $4.18 million in the first quarter of 2006.



     BUSINESS OUTLOOK:

     Based on information available on May 18, 2006, the Company expects total revenues for the second quarter of 2006 to be between $29.5 and $30.5 million. Absent any significant changes in the policies and regulations of the telecommunication operators and the Ministry of Information Industry in China, the Company revises upward its fiscal year 2006 revenue estimate to be between $110 and $115 million.



         Based on information available on May 18, 2006, the Company estimates its second quarter 2006 diluted US GAAP earnings per ADS to be $0.21 to $0.22. Non-GAAP net income per ADS is projected to be between $0.23 and to 0.24 in the second quarter of 2006.



         In the second quarter of 2006, the Company estimates expense related to employee share options to be $0.5 to $0.6 million and also plans to spend approximately $1.5 million on a nationwide marketing campaign for its wireless internet portal, Kong.net.



         CONFERENCE CALL:

The Company's management team will conduct a conference call at 8:30 pm Beijing time on May 18, (8:30 am Eastern time and 5:30 am Pacific time on May 18, 2006). A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

 KONGZHONG CORPORATION

                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (Unaudited)

                                                FOR THE THREE       FOR THE THREE       FOR THE THREE
                                                MONTHS ENDED        MONTHS ENDED        MONTHS ENDED
                                                MAR. 31, 2005       DEC. 31, 2005       MAR. 31, 2006
                                                                       (NOTE 1)            (NOTE 2)
                                                -------------       -------------       -------------
Revenues                                          $17,001               $22,140             $27,907
Cost of revenues                                    6,247                10,222              11,749
                                                  -------               -------             -------
Gross profit                                       10,754                11,918              16,158
Operating expense
  Product development                               1,511                 2,593               3,241
  Sales & marketing                                 1,026                 1,842               3,361
  General & administrative                          2,799                 1,794               2,630
                                                  -------               -------             -------
  Subtotal                                          5,336                 6,229               9,232
                                                  -------               -------             -------
Operating income                                    5,418                 5,689               6,926
Non-operating expense (income)
  Interest expense (income)                          (496)                 (853)               (885)
  Investment loss (income)                              -                     -              (1,241)
  Other expense (income)                                3                    (9)                 26
                                                  -------               -------             -------
  Subtotal                                           (493)                 (862)             (2,100)
                                                  -------               -------             -------
Income before tax expense                           5,911                 6,551               9,026
Income tax expense                                     27                   287                 417
                                                  -------               -------             -------
Net income                                          5,884                 6,264               8,609
                                                  =======               =======             =======

Basic earnings per ADS                            $  0.17               $  0.18             $  0.25
Diluted earnings per ADS                          $  0.17               $  0.17             $  0.24
MARGIN ANALYSIS:
Gross margin                                           63%                   54%                 58%
Operating margin                                       32%                   26%                 25%
Net margin                                             35%                   28%                 31%
ADDITIONAL DATA:
2.5G revenue                                      $13,684               $14,749             $17,880
2G revenue                                          3,246                 7,330               9,999
ADS outstanding (million)                           34.28                 34.57               34.65
ADS used in diluted EPS calculation (million)       35.41                 35.85               35.63

NOTE 1: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR THE FOURTH QUARTER OF 2005 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.0829 (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0511 (The exchange rate quoted by the People's Bank of China).

                              KongZhong Corporation
         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(US$ THOUSANDS)

(UNAUDITED)

                                                 FOR THE 3 MONTHS    FOR THE 3 MONTHS
                                                      ENDED               ENDED
                                                   MAR. 31 2005       MAR. 31, 2006
                                                                         (NOTE 1)
                                                 ----------------    ----------------
Cash Flows From Operating Activities
Net Income                                            $ 5,884           $  8,609
Adjustments
  Amortization of deferred stock compensation             135                348
  Depreciation and amortization                           349                764
  Disposal of property and equipment                        3
  Gain on sales of investment                          (1,241)
  Changes in operating assets and liabilities             407             (4,299)
                                                      -------           --------
Net Cash Provided by Operating Activities               6,778              4,181

Cash Flows From Investing Activities
Proceeds from sales of investment                           -              1,741
Purchase of property and equipment                       (230)              (600)
Acquisition of subsidiaries                              (985)            (6,091)
                                                      -------           --------
Net Cash Used in Investing Activities                  (1,215)            (4,950)

Cash Flows From Financing Activities
Exercised employee share options                           38                338
Increase (decrease) in minority interest                  (97)                 -
                                                      -------           --------
Net Cash Provided by Financing Activities                 (59)               338

Foreign Currency Translation Adjustments                   (2)               325

Net increase in Cash and Cash Equivalents               5,502               (106)
Cash and Cash Equivalents, Beginning of Year           90,714            117,142
Cash and Cash Equivalents, End of Year                 96,216            117,036

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0511 (The exchange rate quoted by the People's Bank of China).

                              KongZhong Corporation
                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (Unaudited)

                                                   MAR. 31, 2005        DEC. 31, 2005       MAR. 31, 2006
                                                      (Note 1)            (Note 2)            (Note 3)
                                                   -------------        -------------       -------------
Cash and cash equivalents                             $96,216             $117,142            $117,036
Accounts receivable (net)                              11,421               10,834              15,106
Other current assets                                      719                1,657               6,215
                                                     --------             --------            --------
Total current assets                                  108,356              129,633             138,357

  RENTAL DEPOSITS                                         376                  404                 482
  INTANGIBLE ASSETS                                                            261               2,394
  PROPERTY AND EQUIPMENT (NET)                          2,371                3,116               3,031
Long-term investment                                      500                  500
Goodwill                                                  471                1,169               4,434
                                                     --------             --------            --------
Total assets                                         $112,074             $135,083            $148,698

Accounts payable                                       $3,971               $3,995              $5,189
Other current liabilities                               2,180                7,290               9,960
Amount due to related party                                36                    -                   -
                                                     --------             --------            --------
Total current liabilities                               6,187               11,285              15,149

Minority interest                                          24                   24                  24
Total liabilities                                       6,211               11,309              15,173
Shareholders' equity                                  105,863              123,774             133,525
                                                     --------             --------            --------
Total liabilities & shareholders' equity             $112,074             $135,083            $148,698

NOTE 1: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF MARCH 31, 2005 USD1.00=RMB 8.2765. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF DECEMBER 31, 2005 USD1.00=RMB 8.0702. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

NOTE 3: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF MARCH 31, 2006 USD1.00=RMB 8.0170. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

NON-GAAP FINANCIAL MEASURES
To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures ("Non-GAAP Financial Measures") of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.
The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.
For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash stock-based compensation expense.
Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

                                               FOR THE THREE       FOR THE THREE       FOR THE THREE
                                                MONTHS ENDED        MONTHS ENDED        MONTHS ENDED
                                               MAR. 31, 2005       DEC. 31, 2005       MAR. 31, 2006
                                               -------------       -------------       -------------
GAAP Net Income                                       $5,884              $6,264              $8,609
Gain on sale of investment                                 -                   -             (1,241)
Non-cash share-based compensation                        135                  77                 348
Amortization or write-off of intangibles                   -                  27                 159
                                               -------------       -------------       -------------
Non-GAAP Net Income                                   $6,019              $6,368              $7,875

Non-GAAP diluted net income per ADS                     0.17                0.18                0.22


ABOUT KONGZHONG:
KongZhong Corporation is a leading provider of wireless value added services and also operates one of the leading wireless internet portals in China. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.

SAFE HARBOR STATEMENT
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless value added services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KONGZHONG CONTACTS

Investor Contact:                      Media Contact:
JP Gan                                 Xiaohu Wang
Chief Financial Officer                Manager
Tel.:     +86 10 8857 6000             Tel: +86 10 8857 6000
Fax:      +86 10 8857 5891             Fax: +86 10 8857 5900
E-mail :  ir@kongzhong.com             E-mail: xiaohu@kongzhong.com

15